Exhibit 99.77

2008 Annual Shareholder Meeting

The Fund’s 2008 annual meeting of shareholders (“Annual Meeting”) was held on April 16, 2009, for the following purposes:

1.	To elect a Board of seven (7) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2009.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Phillip J. Hanrahan, Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, Benedict J. Smith, and Neal F. Zalenko.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2009 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Robert M. Bilkie, Jr.	1,847,089	105,663
Phillip J. Hanrahan	1,818,414	134,338
Carl A. Holth	1,839,751	113,001
Peggy L. Schmeltz	1,840,604	112,147
Luke E. Sims	1,838,010	114,742
Benedict J. Smith	1,839,639	113,112
Neal F. Zalenko	1,833,225	119,527

Proposal 2 –  Selection of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,849,702	59,080	37,804	0

Total shares issued and outstanding on record date: 2,975,426